EXHIBIT 99.1

Select Asset Updates and C$43.9 Million of Recent Share Repurchases Under the Normal Course Issuer Bid

MONTRÉAL, Dec. 16, 2025 (GLOBE NEWSWIRE) -- OR Royalties Inc. (“OR Royalties” or the “Company”) (OR: TSX & NYSE) is pleased to provide the following select asset updates. Amounts presented are in United States dollars, except where otherwise noted.

Jason Attew, President & CEO of OR Royalties commented: “Today’s year-end update highlights the continued momentum across our portfolio. Positive advancements at Dalgaranga – soon to become our 23rd producing asset – along with Cascabel, Marimaca MOD, and Spring Valley, have further strengthened our confidence in their respective development, construction, and production timelines over the near to medium term. Meanwhile, Gold Fields’ recent Capital Markets Day provided additional clarity and confidence regarding Windfall’s development timeline.

In addition, encouraging exploration results at TDG Gold’s AuWEST Project in British Columbia and Benz Mining’s high-grade Glenburgh Gold Project in Western Australia underscore the significant value embedded within our advanced exploration assets.

While OR Royalties’ confidence in our GEO growth profile continues to build, we believe that much of the value outlined in today’s update is not currently reflected in our share price. Accordingly, we have remained active under our NCIB, having repurchased 920,632 common shares year-to-date at an average price of C$47.63 for a total purchase cost of C$43.9 million.”

Dalgaranga (operated by Ramelius Resources Ltd.)

On October 28, 2025, Ramelius Resources Ltd. (“Ramelius”) announced the results of its Never Never Pre-Feasibility Study (“PFS”) and the Mt Magnet-Dalgaranga Integration Study. Highlights included:

  Maiden Probable Ore Reserve of 7.0Mt at 7.3g/t Au for 1.6Moz at the Never Never underground deposit (including Pepper);
  1.8Moz Au planned production at an all-in-sustaining-cost of A$1,128/oz over an 11-year life-of-mine; and,
  First gold production in Ramelius’ second half of its financial year 2026 (“FY26”) (ie. first half of calendar 2026), ramping up towards +250koz Au of production by Ramelius’ FY30.

The integration of the Never Never (including Pepper) deposit, together with a planned processing plant upgrade at Mt Magnet to 5 million tonne per annum (“Mtpa”) capacity, significantly increases production whilst ensuring lower relative cost gold production for Ramelius.

In addition, Ramelius released some early scoping-study level results from its Gilbeys Underground target, which could provide supplemental gold production over-and-above what was outlined in the Never Never PFS. The Gilbeys Main underground deposit sits beneath the existing Gilbey’s Main pit and consists of three key lodes delineated along strike – Four Pillars, West Winds and Applewood. Access will be from the existing portals in the Gilbeys pit, with additional pit breakthroughs designed for ventilation.

Finally, Ramelius also pointed to even more Scoping Study-level work on a potential Never Never open pit. A 75m deep pit has been designed and evaluated on the upper portion of the Never Never Mineral Resource. The pit will be situated just to the north of the existing Gilbeys pit which is currently used for access development to the Never Never underground mine.

OR Royalties owns a 1.44% gross revenue royalty (“GRR”) on Dalgaranga.

Cascabel (operated by SolGold plc)

On December 12, 2025, SolGold plc (“SolGold”) announced that Jiangxi Copper Company Limited ("JCC") had made a revised non-binding indicative cash offer for the entire issued and to be issued share capital of SolGold, other than the shares already owned by JCC (the "Revised Possible Offer") at a price of 28 pence in cash per SolGold share (the "Revised Possible Offer Price"). The Board of Directors of SolGold indicated to JCC that it would be minded to recommend that SolGold shareholders vote in favour of the Revised Possible Offer, should a firm intention to make an offer on the same terms as the Revised Possible Offer be announced. The Revised Possible Offer Price values the entire issued and to be issued ordinary share capital of SolGold at approximately £842 million ($1.1 billion). JCC has been a significant shareholder in SolGold since December 2022 and owns 365,757,587 SolGold shares, representing approximately 12.2% of the issued share capital of SolGold which, together with the BHP Billiton Holdings Limited Letter of Intent, the Newmont Corporation Letter of Intent, the Maxit Capital LP Letter of Intent, and the Nicholas Mather Letter of Intent, in support of the Revised Possible Offer, represents 40.7% of the issued share capital of SolGold.

OR Royalties owns a 0.6% net smelter return (“NSR”) royalty over the entire Cascabel property covering approximately 4,979 hectares. SolGold and/or the owner of the project has the right to buy down one-third of the NSR until 2026. Beginning in 2030 and until the end of 2039, OR Royalties will receive minimum annual payments under the NSR of $4.0 million.

OR Royalties, through its wholly-owned subsidiary OR Royalties International Ltd. (“OR International”), also owns a 6% stream (the “Gold Stream”) referenced to contained gold produced from Cascabel until 225,000 ounces of gold have been delivered, and 3.6% thereafter for the remaining life of the mine.

In the event of a change of control of SolGold, OR International has the option to terminate the Gold Stream and receive the repayment of funds of the Deposit1 that have been advanced by such date ($20 million advanced to date by OR International as of December 15, 2025) plus a return (the “Purchaser Termination Option”); or, if the Purchaser Termination Option is not exercised, then:

  prior to the third anniversary of closing (closing date: July 15, 2024), an acquiror of SolGold, such as JCC, shall have the one-time right to repurchase 50% of the Gold Stream; or
  subsequent to the third anniversary of closing but prior to the fifth anniversary of closing, an acquiror of SolGold, such as JCC, shall have the one-time right to repurchase 33% of the Gold Stream; and, in each case, for a one-time payment of gold equal to 50% or 33% (as applicable) of the then advanced amount of the Deposit1 plus an amount equating to a 15% internal rate of return on the portion of the Deposit1 being bought back, plus a change of control fee.

For additional details, please refer to OR Royalties’ press released “Osisko and Franco-Nevada Acquire a Gold Stream on SolGold’s Cascabel Copper-Gold Project” and dated July 15, 2024.

________________
1 Deposit defined as the Pre-Construction Deposit combined with the Construction Deposit as defined on closing date of July 15, 2024:

Pre-Construction Deposit: OR International will make initial cash deposits totaling $30 million to SolGold to fund pre-construction costs of the Project, including:

  $10 million on closing; and
  two additional staged deposits of $10 million each, subject to satisfaction of key development milestones and other conditions precedent.

Construction Deposit: OR International will provide additional deposits to SolGold totaling $195 million to fund construction costs of the Project, subject to customary conditions including execution by SolGold of an Investment Protection Agreement with the Government of Ecuador related to the construction and development of the Project, receipt of all material permits, a board-approved construction decision and the balance of the construction financing being available.

Marimaca MOD (operated by Marimaca Copper Corp.)

On November 11, 2025, Marimaca Copper Corp. (“Marimaca”) announced that its Chilean subsidiary, Marimaca NewCo Limitada (“Marimaca NewCo”), has received the formal Resolución de Calificación Ambiental (“RCA”) for its Marimaca Oxide Project (“MOD”), located in the low coastal cordillera of the Antofagasta region of Chile. The RCA represents the formal approval of the company’s Declaración de Impacto Ambiental (Environmental Impact Statement) (“DIA”) submission made in December 2024 and marks another strategic step closer to being construction-ready at the MOD.

The receipt of the RCA allows Marimaca NewCo to advance the next phase of permitting activities for the project, known as the Sectorial Permits, which are auxiliary permits required for various stages of construction and operation. Marimaca is already well advanced in its planning for this phase, laying the groundwork for its master execution schedule and positioning MOD to be construction-ready in the second half of 2026. Focus will now shift to final project financing, the remaining critical path item for Marimaca’s Final Investment Decision and Project Sanctioning.

OR Royalties owns a 1% NSR royalty on Marimaca’s MOD covering all known resources and prospective exploration (1,310 hectares) and has a right of first refusal with respect to any royalty, stream, or similar interest in connection with financing the project.

Spring Valley (operated by Solidus Resources, LLC, a wholly-owned subsidiary of Waterton Mining)

On November 6, Solidus Resources, LLC (“Solidus”) announced that Wheaton Precious Metals International Ltd. (“WPMI”) had entered into a definitive Precious Metals Purchase Agreement (the “Gold Stream”) with Waterton Gold Corp., a subsidiary of Waterton Gold LP (“Waterton Gold”) in respect of the Spring Valley Project located in Nevada, USA (the “Project” or “Spring Valley”), which is owned by Waterton Gold’s wholly owned subsidiary, Solidus.

At the time, Solidus noted that with WPMI’s commitment, the project is now fully-funded, backed by $1.3 billion in committed capital. Early site works are already underway, as Solidus prepares to commence full-scale construction in 2026, in order to achieve targeted first gold production in the first half of 2028.

Solidus released the results of the Spring Valley Feasibility Study (“FS”) in February 2025, which outlined a +10-year life-of-mine (“LOM”) averaging over 300 thousand ounces (“koz”) Au per year (excluding a residual year of gold leaching), with 348koz Au expected to be produced per year over the first five years. Spring Valley is envisaged as a single, large open-pit mine with a LOM strip ratio of 2.9:1. The FS was based on a Probable Mineral Reserve of 243 million short tons, grading 0.016 ounce per short ton Au for 3.8Moz contained Au. Production estimates are based on an average LOM Au recovery rate of 80.5%.

OR Royalties owns a 2.5% to 3.0% NSR royalty on the core of the Spring Valley deposit, and a 0.5% NSR royalty on peripheral claims, the latter of which comprises only a small percentage of the overall defined Mineral Resource. A large portion of the current pit constrained Mineral Resource sits within OR Royalties’ 3.0% NSR royalty area with the majority of the remainder situated on the 2.5% royalty claims. The royalty on the 3.0% claims becomes payable once 500koz Au are recovered from Spring Valley.

Windfall (operated by Gold Fields Ltd.)

On November 12, 2025, Gold Fields Ltd. (“Gold Fields”) provided updates on the Windfall gold project, including updated project capex and expected “Base Case” and “Upside Case” milestone timelines, as part of the company’s Capital Markets Day hosted in London, UK.

Gold’s Fields’ updated Base Case for plant commissioning is the second half of 2028, with first gold production from Windfall therefore expected the first half of 2029, subject to ongoing permitting progress; the Upside Case being first gold production in the second half of 2028. The Upside Case includes receiving all key permits by the end of the first quarter of 2026, while Gold Fields’ Base Case assumes all key primary and secondary permits will be received by the end of the third quarter of 2026.

More specifically on permitting, Gold Fields noted that probably the biggest impact on any potential delays (ie. the Base Case) has been the recommendation from COMEX, which is the independent body that includes the First Nations as well as the Provincial Government of Quebec, to the Environmental Ministry to approve the Windfall Environmental Impact Assessment (“EIA”). Gold Fields understands that it has the support from the Government and there's support from the First Nations. In order for Gold Fields to achieve its proposed Upside Case, it would mean that Gold Fields would close out its First Nations IBA negotiations prior to year-end 2025 and that it also gets to public participation in January 2026, which would then lead to Gold Fields potentially receiving a recommendation and approval by February 2026, and all key secondary permits shortly thereafter. Otherwise, Gold Fields is confident in its updated Base Case timeline for Windfall.

Gold Fields also flagged that an updated Windfall Feasibility Study should now be expected in the first half of 2026, which includes the updated capital estimate of US$1.7-1.9 billion.

OR Royalties owns a 2.0-3.0% NSR royalty on the Windfall project and surrounding property.

Altar (operated by Aldebaran Resources Inc.)

On October 30, 2025, Aldebaran Resources Inc. (“Aldebaran”) announced the results of a Preliminary Economic Assessment (“PEA”), prepared in accordance with National Instrument 43-101 standards, for the Altar copper-gold project located in San Juan, Argentina. The results of the PEA were reported on a 100% basis, while Aldebaran owns an 80% interest in the project, with the remaining 20% held by Sibanye-Stillwater Ltd.

The PEA envisioned a combination of open-pit and underground mining, followed by processing via a conventional copper flotation circuit having a nameplate processing capacity of 60,000 tonnes per day. This results in a mine life of 48 years with an average annual production of 102,742 Copper Equivalent (“CuEq”) tonnes for the life-of-mine (92,891 tonnes Cu, 27,020 oz Au, and 525,192 oz silver (“Ag”)), with 116,539 tonnes CuEq for the first 30 years, and 121,748 CuEq tonnes for the first 20 years. Copper equivalent was calculated using base study case assumptions of $4.35/lb Cu, $2,500/oz Au and $27/oz Ag.

The PEA was based on a Mineral Resource Estimate that included 2,397Mt Measured and Indicated grading 0.42% Cu, 0.07 g/t Au, 1.20 g/t Ag and 42 parts per million (“ppm”) molybdenum (“Mo”), as well 1,215Mt Inferred grading 0.37% Cu, 0.04 g/t Au, 1.22 g/t Ag and 45 ppm Mo. ~80% of the Resources (by tonnage) in the mine plan are categorized as Measured and Indicated, with the remaining ~20% categorized as Inferred.

Next steps over the following 12-18 months for Aldebaran include a Mineral Resource Estimate update (based on the infill drilling completed in 2024-2025 and the to-be-completed 2025-2026 infill drilling for the purposes of Mineral Resource conversion), completion of the Altar PFS, and preparation to apply for inclusion under Argentina’s RIGI investment framework.

OR Royalties owns a 1.0% NSR royalty on the majority of the Altar, QDM and Radio deposits.

Shaakichiuwaanaan (operated by PMET Resources Inc.)

On October 20, 2025, PMET Resources Inc. (“PMET”) announced the results of lithium-only CV5 Feasibility Study at its wholly owned Shaakichiuwaanaan Property (“Shaakichiuwaanaan”) located in the Eeyou Istchee James Bay region of Quebec, Canada.

The FS is based on a Mineral Reserve derived from the CV5 Pegmatite’s Indicated Mineral Resource component, part of the current Shaakichiuwaanaan Consolidated MRE which is the largest known lithium pegmatite MRE in the Americas and one of the top 10 largest globally; the maiden Mineral Probable Reserve at CV5 announced at the time was 84.3Mt at 1.26% Dilithium Oxide (Li2O) (or 2.62Mt Lithium Carbonate Equivalent [LCE]).

The FS confirms that the CV5 Pegmatite, with a nameplate design production rate of approximately 800,000 tonnes per annum of SC5.5 spodumene concentrate, has the potential to position PMET among the top four spodumene concentrate producers globally. With planned ore processing capacity of up to 5.1 Mtpa and production spanning approximately 20 years, the Shaakichiuwaanaan project reaffirmed its global standing as a large-scale, long-life lithium pegmatite operation.

The lithium-only FS for Shaakichiuwaanaan’s CV5 Pegmatite is a mandated requirement to formally commence the company’s final mine authorization process. It confirms the Shaakichiuwaanaan’s technical and economic viability while providing a broad project scope for PMET’s ESIA submissions. Together, the FS and ESIAs (Federal and Provincial levels) will be matched to the full-scale scope for a mining and processing operation of up to 5.1 Mtpa and will be filed in tandem to advance the final mine authorization process in Quebec, a critical step in maintaining the company’s development timeline.

A Final Investment Decision for Shaakichiuwaanaan remains targeted for the second half of 2027, consistent with the PMET’s development schedule. The decision at that time will be based on: the results of a myriad of various project financing discussions; further optimized development scenarios derived from detailed engineering; co-product recovery and the associated economic impact to the Shaakichiuwaanaan project; prevailing market conditions in key supply chains; and also, PMET’s commercial relationships with customers and other key players in the battery and other critical minerals supply chains.

OR Royalties holds a sliding scale NSR royalty of 1.5-3.5% on precious metals, and 2.0% on all other products, including Lithium, at Shaakichiuwaanaan. OR Royalties estimates that a large majority (approximately 80-95%) of the CV5 MRE falls on its 2.0% Lithium NSR royalty area.

AuWEST (operated by TDG Gold Corp.)

On October 15, 2025, TDG Gold Corp. (“TDG”) reported additional assay results from its fully-funded Phase I exploratory drilling program at the Aurora West target within TDG’s Greater Shasta-Newberry (“GSN”) project. The ongoing Phase I exploratory program now involves three drill rigs on the company’s 100% owned flagship GSN Project in the Toodoggone District of British Columbia.

TDG’s previously reported proof of concept Phase I drill hole TDG25-001, released on September 2nd, 2025, successfully demonstrated that Amarc/Freeport’s AuRORA Cu-Au-Ag Zone extends onto the TDG’s tenure. Hole TDG25-001 delivered an impressive intersection grading 1.23 g/t Au, 1.8 g/t Ag, 0.23% Cu over 240.6 m. Building upon the results from TDG25-001, recently completed 2025 Phase I drill hole TDG-25-002 intersected 1.02 g/t Au, 2.0 g/t Ag, 0.24% Cu over 164.0 m, including a higher-grade sub-interval averaging 1.73 g/t Au, 2.6 g/t Ag, 0.32% Cu over 67.0 m, demonstrating that the Aurora West mineralization extends up dip and south of TDG25-001. This new extension begins at a vertical depth of 175m below surface and remains open to further expansion

OR Royalties owns a 1.0% NSR royalty on AuWEST, and on TDG’s broader GSN project.

Glenburgh (operated by Benz Mining Corp.)

On December 8, 2025, Benz Mining Corp. (“Benz”) reported an additional discovery from ongoing drilling at its priority Zone 126 prospect within its 100%-owned Glenburgh Gold Project in the Gascoyne Region of Western Australia; Glenburgh is an advanced exploration project which sits on a granted mining permit. Glenburgh hosts an 18-20km mineralized corridor anchored by the large-scale Icon-Apollo trend (thick, bulk-style gold mineralization) and the high-grade Zone 126 system (underground lenses).

Since acquiring Glenburgh (and Mt Egerton) from Spartan Resources Ltd. (now Ramelius Resources Ltd.) in January 2025, Benz has moved quickly, rethinking the geological model and fine-tuning its understanding of high-grade Zone 126 at Glenburgh. Zone 126 is emerging as a multi-lens, high-grade gold system, where drilling has validated a new NE-plunging fold model controlling mineralization. To date, at least five mineralized lenses, all open at depth and along strike, have been identified.

Drilling at the Glenburgh Gold Project continues to demonstrate the scale potential of the Zone 126 trend, with Lens 4 now growing deeper, thicker and higher-grade as drilling steps into previously untested portions of the system. A major down-dip extension has been confirmed by hole 25GLR117, which returned 15.0m at 12.7g/t Au from 875m, representing a 200m+ step-out from previous drilling. This result marks the highest-grade intercept recorded in Lens 4 to date and provides substantial validation of Benz’s structural model at depth. These recent drill results continue to reinforce the strong continuity of high-grade mineralization along plunge and highlight the significant opportunity to keep growing this lens into a material high-grade ore shoot.

In addition to the continued growth of Lens 4, drilling has now delivered the first discovery hole in the emerging Lens 5 position. Hole 25GLR090 intersected 2.0m at 16.0g/t Au from 475m. Importantly, this intercept sits on the margin of the interpreted lens geometry. Lenses 1 through 5 all remain open at depth, with recent drilling continuing to demonstrate strong potential for further high-grade extensions.

OR Royalties owns a 1.08% GRR on Glenburgh.

Additional Project Updates

  On October 28, 2025, Alamos Gold Inc. (“Alamos”) announced that the Island Gold District Expansion Study had been delayed to the first quarter of 2026 (previously expected during the fourth quarter of 2025). OR Royalties owns a 1.38-3.0% over Alamos’ Island Gold underground mine; in addition, a small fraction of the eastern limit of the Magino pit is also covered by a 3.0% NSR royalty.

  On December 2, 2025, Orla Mining Ltd. (“Orla”) announced that the updated Feasibility Study for its South Railroad project in Nevada has been delayed to the first quarter of 2026 (previously expected during the fourth quarter of 2025). OR Royalties, through its wholly-owned subsidiary OR International, owns a 100% silver stream on South Railroad and Orla’s Jasperoid Wash deposit.

Sources for Technical Information:

Dalgaranga

  Operator website: https://www.rameliusresources.com.au/dalgarangagoldmine/ (Asset profile)
  Ramelius Resources Ltd. press release (dated 2025-10-28) https://www.rameliusresources.com.au/wp-content/uploads/bsk-pdf-manager/2025/10/ASX-RELEASE-20251028-Never-Never-PFS-Magnet-Integration-FINAL.pdf (Asset profile, Mineral Reserves and Resources, LOM, LOM Production)
  Ramelius Resources Ltd. press release (dated 2025-10-28) https://www.rameliusresources.com.au/wp-content/uploads/bsk-pdf-manager/2025/10/5-Year-Gold-Production-Outlook-FINAL.pdf (Asset profile)
  Ramelius Resources Ltd. corporate presentation (dated 2025-10-28) https://www.rameliusresources.com.au/wp-content/uploads/bsk-pdf-manager/2025/11/Investor-Presentation-EUUS-5-Year-Growth-Pathway-to-500koz-Nov-2025-1.pdf (Asset profile)
  Benz Mining Corp. press release (dated 2025-18-13) https://api.investi.com.au/api/announcements/bnz/25a102bd-442.pdf (Asset profile)

Cascabel

  Operator Website: https://solgold.com.au/projects/ecuador/cascabel-project/ (Asset profile)
  SolGold plc press release (dated 2025-11-26) https://polaris.brighterir.com/public/solgold/news/rns/story/xe88dnx (Asset profile)
  SolGold plc press release (dated 2025-12-12) https://polaris.brighterir.com/public/solgold/news/rns/story/x50jopr (Asset profile)
  SolGold plc press release (dated 2025-07-28) https://polaris.brighterir.com/public/solgold/news/rns/story/xl9vv9x (Asset profile)
  SolGold plc press release (dated 2025-07-17) https://polaris.brighterir.com/public/solgold/news/rns/story/wk42j1r (Asset profile)
  NI 43-101 Technical Report – Pre-Feasibility Study For the Cascabel Project, Imbabura Province, Ecuador, SolGold plc (issue date 2024-03-08) https://wp-solgold-2023.s3.ca-central-1.amazonaws.com/media/2024/03/CAPR2807_Cascabel_PFS-report_V20240309_v2.pdf (Asset profile, Mineral Reserves and Mineral Resources, LOM, LOM Production)

Marimaca MOD

  Marimaca Copper Corp. press release (dated 2025-11-11) https://marimaca.com/marimaca-announces-receipt-of-environmental-approval-for-the-marimaca-oxide-deposit/ (Asset profile, Mineral Reserves and Mineral Resources, LOM, LOM Production)
  Marimaca Copper Corp. corporate presentation (dated 2025-08-26) https://marimaca.com/wp-content/uploads/2025/08/Marimaca-Oxide-Deposit-DFS-Presentation-August-2025-1.pdf (Asset profile, Mineral Reserves and Mineral Resources, LOM, LOM Production)

Spring Valley

  Operator Website: https://solidus-resources.com/spring-valley-project/2025-feasibility-study/ (Asset Profile)
  Operator Website: https://solidus-resources.com/spring-valley-project/technical-report/ (Mineral Resources and Mineral Reserves)
  Solidus Resources press release (dated 2025-11-06) https://solidus-resources.com/wheaton-precious-metals-announces-the-acquisition-of-a-gold-stream-on-the-spring-valley-project-located-in-nevada/ (Asset profile)
  Solidus Resources press release (dated 2025-02-18) https://solidus-resources.com/solidus-resources-llc-announces-positive-feasibility-study-results-for-its-spring-valley-gold-project-in-nevada/ (Mineral Resources and Mineral Reserves, LOM, LOM Production, Asset profile)

Windfall

  Operator website: https://windfallmininggroup.com/ (Asset profile)
  Gold Fields Ltd. press release (dated 2025-11-12) https://www.overend.co.za/download/media-release-i-cmd-i-12nov25-final-an.pdf (Asset profile)
  Gold Fields Capital Markets Day corporate presentation (dated 2025-11-12) https://www.goldfields.com/pdf/investors/presentation/2025/capital-markets-day-final-presentation-v3.pdf (Asset profile)
  Gold Fields Capital Markets Day transcript (dated 2025-11-12) https://seekingalpha.com/article/4847230-gold-fields-limited-gfi-analyst-investor-day-transcript (Asset profile)

Altar

  Operator website: https://aldebaranresources.com/projects/altar-copper-gold/overview/ (Asset profile)
  Aldebaran Resources Inc. press release (dated 2025-10-30) https://aldebaranresources.com/aldebaran-pea-for-the-altar-project-reports-48-year-mine-life-after-tax-npv-8-of-us2-billion-and-20-5-irr/ (Asset profile, Mineral Resources, LOM, LOM Production)

Shaakichiuwaanaan

  Operator website: https://www.pmet.ca/projects/shaakichiuwaanaan/ (Asset profile)
  PMET Resources Inc. press release (dated 2025-10-20) https://www.pmet.ca/news/pmet-resources-delivers-positive-cv5-lithium-only-feasibility-study-for-its-large-scale-shaakichiuwaanaan-project/ (Asset profile, Mineral Resources and Mineral Reserves, LOM, LOM Production)

AuWEST

  Operator website: https://tdggold.com/projects/gs-n-02/ (Asset profile)
  TDG Gold Corp. press release (2025-10-15) https://tdggold.com/news-2/2025-03/20251015-02/ (Asset profile)
  Sable Resources Ltd. press release (2025-04-24) https://sableresources.com/sable-sells-third-party-royalties-and-grants-royalty-to-osisko-gold-royalties/ (Asset profile)

Glenburgh

  Operator website: https://benzmining.com/projects/glenburgh-gold-project/ (Asset profile)
  Benz Mining Corp. press release (2025-12-08) https://api.investi.com.au/api/announcements/bnz/d6159651-581.pdf (Asset profile)

Island Gold District

  Operator Website: https://www.alamosgold.com/operations/producing-mines/island-gold-canada/default.aspx (Asset profile)
  Alamos Gold Inc. press release (dated 2025-10-28) https://s24.q4cdn.com/779615370/files/doc_financials/2025/q3/20251029-Alamos-Gold-Q3-2025-Earnings-Release-Final.pdf (Asset profile)

South Railroad

  Operator Website: https://orlamining.com/asset/south-carlin-complex/south-railroad-project/ (Asset profile)
  Orla Mining Ltd. press release (dated 2025-12-02) https://orlamining.com/news/orla-discovers-high-grade-oxide-gold-beyond-pit-shells-at-south-carlin-complex/ (Asset profile)

Qualified Person

The scientific and technical content of this news release has been reviewed and approved by Guy Desharnais, Ph.D., P.Geo., Vice President, Project Evaluation at OR Royalties Inc., who is a “qualified person” as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”).

About OR Royalties Inc.

OR Royalties is a precious metals royalty and streaming company focused on Tier-1 mining jurisdictions defined as Canada, the United States, and Australia. OR Royalties commenced activities in June 2014 with a single producing asset, and today holds a portfolio of over 195 royalties, streams and similar interests. OR Royalties’ portfolio is anchored by its cornerstone asset, the 3-5% net smelter return royalty on Agnico Eagle Mines Ltd.’s Canadian Malartic Complex, one of the world’s largest gold mines.

OR Royalties’ head office is located at 1100 Avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec, H3B 2S2.

For further information, please contact OR Royalties Inc.:
Grant Moenting Vice President, Capital Markets Cell: (365) 275-1954 Email: gmoenting@ORroyalties.com	Heather Taylor Vice President, Sustainability and Communications Tel: (514) 940-0670 x105 Email: htaylor@ORroyalties.com

Forward-Looking Statements

Certain statements contained in this press release may be deemed “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking statements are statements other than statements of historical fact, that address, without limitation, future events, that development and growth catalysts to be achieved by operators of the properties in which the Company holds interest will be achieved in a timely manner. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “intends”, “estimates”, “projects”, “potential”, “scheduled” and similar expressions or variations (including negative variations), or that events or conditions “will”, “would”, “may”, “could” or “should” occur. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors, most of which are beyond the control of OR Royalties, and actual results may accordingly differ materially from those in forward-looking statements. Such risk factors include, without limitation, (i) with respect to properties in which OR Royalties holds a royalty, stream or other interest (collectively an “Interest”); risks related to: (a) the operators of the properties, (b) timely development, permitting, construction, commencement of production, ramp-up (including operating and technical challenges), (c) differences in rate and timing of production from Mineral Resource Estimates or production forecasts by operators, (d) differences in conversion rate from Mineral Resources to Mineral Reserves and ability to replace Mineral Resources, (e) the unfavorable outcome of any challenges or litigation relating title, permit or license, (f) hazards and uncertainty associated with the business of exploring, development and mining including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters or civil unrest or other uninsured risks, (ii) with respect to other external factors: (a) fluctuations in the prices of the commodities that drive royalties, streams, offtakes and investments held by OR Royalties, (b) a trade war or new tariff barriers, (c) fluctuations in the value of the Canadian dollar relative to the U.S. dollar, (d) regulatory changes by national and local governments, including permitting and licensing regimes and taxation policies, regulations and political or economic developments in any of the countries where properties in which OR Royalties holds an Interest are located or through which they are held, (e) continued availability of capital and financing and general economic, market or business conditions, and (f) responses of relevant governments to infectious diseases outbreaks and the effectiveness of such response and the potential impact of such outbreaks on OR Royalties’ business, operations and financial condition; (iii) with respect to internal factors: (a) business opportunities that may or not become available to, or are pursued by OR Royalties, (b) the integration of acquired assets or (c) the determination of OR Royalties’ PFIC status. The forward-looking statements contained in this press release are based upon assumptions management believes to be reasonable, including, without limitation: the absence of significant change in OR Royalties’ ongoing income and assets relating to determination of its PFIC status, and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended and, with respect to properties in which OR Royalties holds an Interest, (i) the ongoing operation of the properties by the owners or operators of such properties in a manner consistent with past practice and with public disclosure (including forecast of production), (ii) the accuracy of public statements and disclosures made by the owners or operators of such underlying properties (including expectations for the development of underlying properties that are not yet in production), (iii) no adverse development in respect of any significant property, (iv) that statements and estimates relating to mineral reserves and resources by owners and operators are accurate and (v) the implementation of an adequate plan for integration of acquired assets.

For additional information on risks, uncertainties and assumptions, please refer to the most recent Annual Information Form of OR Royalties filed on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov which also provides additional general assumptions in connection with these statements. OR Royalties cautions that the foregoing list of risk and uncertainties is not exhaustive. Investors and others should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. OR Royalties believes that the assumptions reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be accurate as actual results and prospective events could materially differ from those anticipated such the forward-looking statements and such forward-looking statements included in this press release are not guarantee of future performance and should not be unduly relied upon. In this press release, OR Royalties relies on information publicly disclosed by other issuers and third parties pertaining to its assets and, therefore, assumes no liability for such third-party public disclosure. These statements speak only as of the date of this press release. OR Royalties undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by applicable law.